SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________)*

Aerie Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00771V108

(CUSIP Number)

February 9, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[_]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 10

CUSIP # 00771V108	Page 2 of 11

CUSIP # 00771V108 Page 2 of 12

1	NAME OF REPORTING PERSONS Foresite Capital Fund II, L.P. (“FCF II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
844,240 shares, except that Foresite Capital Management II, LLC (“FCM II”), the general partner of FCF II, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM II, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

844,240 shares, except that FCM II, the general partner of FCF II, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM II, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,240
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.2%
12	TYPE OF REPORTING PERSON PN

CUSIP # 00771V108	Page 3 of 11

1	NAME OF REPORTING PERSONS Foresite Capital Management II, LLC (“FCM II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
844,240 shares, all of which are directly owned by Foresite Capital Fund II, L.P. (“FCF II”). FCM II, the general partner of FCF II, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM II, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
844,240 shares, all of which are directly owned by FCF II. FCM II, the general partner of FCF II, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM II, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,240
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.2%
12	TYPE OF REPORTING PERSON OO

CUSIP # 00771V108	Page 4 of 11

1	NAME OF REPORTING PERSONS Foresite Capital Fund III, L.P. (“FCF III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
492,203 shares, except that Foresite Capital Management III, LLC (“FCM III”), the general partner of FCF III, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM III, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
492,203 shares, except that FCM III, the general partner of FCF III, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM III, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 492,203
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12	TYPE OF REPORTING PERSON PN

CUSIP # 00771V108	Page 5 of 11

1	NAME OF REPORTING PERSONS Foresite Capital Management III, LLC (“FCM III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
492,203 shares, all of which are directly owned by Foresite Capital Fund III, L.P. (“FCF III”). FCM III, the general partner of FCF III, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM III, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
492,203 shares, all of which are directly owned by FCF III. FCM III, the general partner of FCF III, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM III, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 492,203
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12	TYPE OF REPORTING PERSON OO

CUSIP # 00771V108	Page 6 of 11

1	NAME OF REPORTING PERSONS James Tananbaum (“Tananbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,336,443 shares, of which 844,240 shares are directly owned by Foresite Capital Fund II, L.P. (“FCF II”), and 492,203 shares are directly owned by Foresite Capital Fund III, L.P. (“FCF III”). Tananbaum is the managing member of each of Foresite Capital Management II, LLC (“FCM II”), which is the general partner of FCF II, and Foresite Capital Management III, LLC (“FCM III”), which is the general partner of FCF III. Tananbaum may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,336,443 shares, of which 844,240 shares are directly owned by FCF II, and 492,203 shares are directly owned by FCF III. Tananbaum is the managing member of each FCM II, which is the general partner of FCF II, and FCM III, which is the general partner of FCF III. Tananbaum may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,443
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON IN

CUSIP # 00771V108	Page 7 of 11

ITEM 1(A).	NAME OF ISSUER

Aerie Pharmaceuticals, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2030 Main Street, Suite 1500
Irvine, California 92614

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Foresite Capital Fund II, L.P., a Delaware limited partnership, Foresite Capital Management II, LLC, a Delaware limited liability company, Foresite Capital Fund III, L.P., a Delaware limited partnership, Foresite Capital Management III, LLC, a Delaware limited liability company and James Tananbaum. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Foresite Capital Management

101 California Street, Suite 4100
San Francisco, CA 94111

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock

ITEM 2(D)	CUSIP NUMBER

00771V108

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the common stock of the Issuer by the persons filing this Statement is provided as of February 18, 2016:

CUSIP # 00771V108	Page 8 of 11

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of FCF II and FCF III and the limited liability company agreements of FCM II and FCM III the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP # 00771V108	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 19, 2016

FORESITE CAPITAL FUND II, L.P.

		By:	FORESITE CAPITAL MANAGEMENT II, LLC
		Its:	General Partner

		By:	/s/ James Tananbaum
		Name:	James Tananbaum
		Title:	Managing Member

FORESITE CAPITAL MANAGEMENT II, LLC

		By:	/s/ James Tananbaum
		Name:	James Tananbaum
		Title:	Managing Member

FORESITE CAPITAL FUND III, L.P.

		By:	FORESITE CAPITAL MANAGEMENT III, LLC
		Its:	General Partner

		By:	/s/ James Tananbaum
		Name:	James Tananbaum
		Title:	Managing Member

FORESITE CAPITAL MANAGEMENT III, LLC

		By:	/s/ James Tananbaum
		Name:	James Tananbaum
		Title:	Managing Member

JAMES TANANBAUM

		By:	/s/ James Tananbaum
		Name:	James Tananbaum

CUSIP # 00771V108	Page 10 of 11

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	11

CUSIP # 00771V108	Page 11 of 11

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:	February 19, 2016

FORESITE CAPITAL FUND II, L.P.

		By:	FORESITE CAPITAL MANAGEMENT II, LLC
		Its:	General Partner

		By:	/s/ James Tananbaum
		Name:	James Tananbaum
		Title:	Managing Member

FORESITE CAPITAL MANAGEMENT II, LLC

		By:	/s/ James Tananbaum
		Name:	James Tananbaum
		Title:	Managing Member

FORESITE CAPITAL FUND III, L.P.

		By:	FORESITE CAPITAL MANAGEMENT III, LLC
		Its:	General Partner

		By:	/s/ James Tananbaum
		Name:	James Tananbaum
		Title:	Managing Member

FORESITE CAPITAL MANAGEMENT III, LLC

		By:	/s/ James Tananbaum
		Name:	James Tananbaum
		Title:	Managing Member

JAMES TANANBAUM

		By:	/s/ James Tananbaum
		Name:	James Tananbaum